Exhibit 4.4

DESCRIPTION OF SECURITIES

The following sets forth a summary of the material terms of the securities of United Homes Group, Inc. (“we,” “us,” “our,” “UHG,” or the “Company”), including certain provisions of Delaware law and the Company’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws (the “Bylaws”), and certain Warrant-related documents. This summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified by reference to our Amended and Restated Certificate of Incorporation, our Bylaws and the Warrant-related documents described herein, which are exhibits to the report to which this exhibit is attached. We urge you to read each of our Amended and Restated Certificate of Incorporation, the Bylaws and the Warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities. The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), as applicable.
Authorized and Outstanding Stock
Our Amended and Restated Certificate of Incorporation authorizes the issuance of a total of 450,000,000 shares of capital stock, each with par value $0.0001 per share, consisting of (a) 410,000,000 common shares including (i) 350,000,000 Class A common shares and (ii) 60,000,000 Class B common shares and (b) 40,000,000 shares of preferred stock.
Common Stock
Voting Power
Except as otherwise required by law or as otherwise provided in any preferred stock designation, the holders of common shares will possess all voting power for the election of UHG directors and all other matters submitted to a vote of shareholders of UHG. Generally, each holder of Class A common shares is entitled to one vote per share, and each holder of Class B common shares is entitled to two votes per share, voting together as a single class.
Except as otherwise required by law, holders of Common shares, as such, will not be entitled to vote on any amendment to the Amended and Restated Certificate of Incorporation (including any preferred stock designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of UHG preferred stock if the holders of such affected series of UHG preferred stock are entitled to vote on such amendment pursuant to the Amend and Restated Certificate of Incorporation (including any preferred stock designation) or pursuant to the DGCL.
Dividends
Subject to applicable law and the rights and preferences of any holders of any outstanding class or series of preferred stock of UHG, holders of common shares will be entitled to receive dividends when, as and if declared by Board of Directors, payable in cash or otherwise out of the assets of UHG legally available therefor. All common shares shall be of equal rank and shall be identical with respect to rights to such dividends.
Liquidation, Dissolution and Winding Up
Upon UHG’s voluntary or involuntary liquidation, dissolution or winding up and after payment in full of the debts and other liabilities of UHG and to any holders of UHG preferred stock having liquidation preferences, if any, the holders of common shares shall be entitled to receive all the remaining assets of UHG available for distribution to its shareholders, ratably in proportion to the number of common shares then issued and outstanding.
Conversion of Class B Common Shares
Each outstanding Class B common share may at any time, at the option of the holder thereof, be converted into one fully paid and nonassessable Class A common share upon written notice to UHG. Outstanding Class B common shares will automatically be converted into Class A common shares upon the transfer of such shares, subject to exceptions for certain “Permitted Transfers” as described in the Amended and Restated Certificate of Incorporation.
Preemptive or Other Rights

Subject to applicable law and the preferential rights of any other class or series of stock, all common shares have equal dividend, distribution, liquidation and other rights, and have no preference or appraisal rights, except for any appraisal rights provided by the DGCL. Furthermore, subject to applicable law, holders of common shares have no preemptive rights and there are no sinking fund or redemption rights, or rights to subscribe for any of UHG’s securities. The rights, powers, preferences and privileges of holders of common shares are subject to those of the holders of any shares of UHG Company preferred stock that the Board of Directors may authorize and issue in the future.
Election of Directors
The Board of Directors is divided into three classes, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of Board of Directors. Directors are generally elected by a majority of votes cast at a meeting of the shareholders at which a quorum is present, and there is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.
Public Warrants
Each whole warrant entitles the registered holder to purchase one whole Class A common share at a price of $11.50 per share, subject to adjustment as discussed below. Pursuant to the warrant agreement by and between American Stock Transfer & Trust Company, as warrant agent, and DHHC (the “warrant agreement”), a warrant holder may exercise its warrants only for a whole number of Class A common shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of DHHC’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
UHG will not be obligated to deliver any Class A common shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to UHG’s satisfying its obligations described below with respect to registration. No warrant will be exercisable and UHG will not be obligated to issue Class A common shares upon exercise of a warrant unless Class A common shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will UHG be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A common share underlying such unit.
UHG has agreed that as soon as practicable after the closing of its initial business combination, UHG will use its reasonable best efforts to file, and within 60 business days following its initial business combination to have declared effective, a registration statement for the registration, under the Securities Act, of the Class A common shares issuable upon exercise of the warrants. UHG will use its reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, UHG may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event UHG so elects, UHG will not be required to file or maintain in effect a registration statement, but UHG will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
UHG is not required to notify warrant holders of the eligibility of the warrants for redemption; however, in the event that UHG elects to redeem all of the Warrants, in accordance with the terms of the warrant agreement, a notice of redemption shall be mailed by first class mail, postage prepaid, by UHG not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

Redemption of Warrants when the price per share of the Class A Common Shares equals or exceeds $18.00. Once the warrants become exercisable, UHG may call the warrants for redemption (except as described herein with respect to the Private Placement Warrants):
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon a minimum of 30 days’ prior written notice of redemption, which UHG refers to as the 30-day redemption period; and
•if, and only if, the last reported sale price (the “closing price”) of UHG’s Class A common shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which UHG sends the notice of redemption to the warrant holders.
UHG will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Class A common shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A common shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by UHG, UHG may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
UHG established the last redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and UHG issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A common shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of Warrants when the price per share of the Class A Common Shares equals or exceeds $10.00. Once the warrants become exercisable, UHG may redeem the outstanding warrants:
•in whole and not in part;
•at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants, but only on a cashless basis, prior to redemption and receive that number of shares to be determined by reference to the table set forth below based on the redemption date and the “fair market value” of the Class A common shares except as otherwise described herein;
•if, and only if, the closing price of the Class A common shares equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before UHG sends the notice of redemption to the warrant holders; and
•if the closing price of the Class A common shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which UHG sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants as described above.
The “fair market value” of the Class A common shares for the above purpose shall mean the volume weighted average price of the Class A common shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in other blank check offerings. UHG will provide its warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Class A common shares per warrant (subject to adjustment).
The numbers in the table below represent the “redemption prices,” or the number of Class A common shares that a warrant holder will receive upon redemption by UHG pursuant to this redemption feature.
The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of the Class A Common Shares
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	-	-	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Class A common shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the volume weighted average price of the Class A common shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Class A common shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the Class A common shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Class A common shares for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Class A common shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by UHG pursuant to this redemption feature, since they will not be exercisable for any Class A common shares.
This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the Private Placement Warrants) when the trading price for the Class A common shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Class A common shares are trading at or above $10.00 per share, which may be at a time when the trading price of the Class A common shares is below the exercise price of the warrants. UHG established this redemption feature to provide UHG with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants When the Price Per Share of the Class A Common Shares Equals or Exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input. This redemption right provides UHG with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to (i) UHG’s capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and (ii) the amount of cash provided by the exercise of the warrants and available to use, and also provides a ceiling to the theoretical value of the warrants as it locks in the amount of shares UHG would pay to warrant holders that exercise if UHG chooses to redeem the warrants in this manner. UHG will be required to pay the applicable redemption price to warrant holders if UHG chooses to exercise this redemption right and it will allow UHG to quickly proceed with a redemption of the warrants if UHG determines it is in its best interest to do so. As such, UHG would redeem the warrants in this manner when UHG believes it is in its best interest to update its capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, UHG can redeem the warrants when the Class A common shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to UHG’s capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If UHG chooses to redeem the warrants when the Class A common shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Class A common shares than they would have received if they had chosen to wait to exercise their warrants for Class A common shares if and when such Class A common shares were trading at a price higher than the exercise price of $11.50.
No fractional Class A common shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, UHG will round down to the nearest whole number of Class A common shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Class A common shares pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Class A common shares, the surviving company will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants within 20 business days of the closing of an initial business combination.
Redemption Procedures and Cashless Exercise. If UHG calls the warrants for redemption for $0.01 as described above, UHG’s management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis”. In determining whether to require all holders to exercise their warrants on a “cashless basis”, UHG’s management will consider, among other factors, UHG’s cash position, the number of warrants that are outstanding and the dilutive effect on UHG’s stockholders of issuing the maximum number of Class A common shares issuable upon the exercise of its warrants. If UHG’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A common shares equal to the quotient obtained by dividing (x) the product of the number of Class A common shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If UHG’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A common shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. UHG believes this feature is an attractive option to it if it does not need the cash from the exercise of the warrants after its initial business combination. If UHG calls its warrants for redemption and UHG’s management does not take advantage of this option, the Sponsor, the Anchor Investors and their permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify UHG in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the Class A common shares outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments. If the number of outstanding Class A common shares is increased by a stock dividend payable in Class A common shares, or by a split-up of Class A common shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Class A common shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Class A common shares. A rights offering to holders of Class A common shares entitling holders to purchase Class A common shares at a price less than the fair market value will be deemed a stock dividend of a number of Class A common shares equal to the product of (i) the number of Class A common shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common shares) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A common shares paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common shares, in determining the price payable for Class A common shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A common shares on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if UHG, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A common shares on account of such Class A common shares (or other shares of UHG’s capital stock into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of the Class A common shares in respect of such event.
If the number of outstanding Class A common shares is decreased by a consolidation, combination, reverse stock split or reclassification of Class A common shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Class A common shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A common shares.
Whenever the number of Class A common shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A common shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Class A common shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding Class A common shares (other than those described above or that solely affects the par value of such Class A common shares), or in the case of any merger or consolidation of UHG with or into another corporation (other than a consolidation or merger in which UHG is the continuing corporation and that does not result in any reclassification or reorganization of outstanding Class A common shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of UHG as an entirety or substantially as an entirety in connection with which UHG is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A common shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common shares in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The warrants will be issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and UHG. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to UHG, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common shares or any voting rights until they exercise their warrants and receive Class A common shares. After the issuance of Class A common shares upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, UHG will, upon exercise, round down to the nearest whole number of Class A common shares to be issued to the warrant holder.
Certain Anti-Takeover Provisions of Delaware Law
Classified Board of Directors
The Amended and Restated Certificate of Incorporation provides that the Board of Directors is to be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. Amending the classified Board of Directors provisions requires approval by two-thirds (2/3) of the then outstanding voting power; provided, however, that for so long as the holders of the Class B common shares hold at least a majority in voting power of the outstanding common shares, the required threshold for such an amendment shall be the affirmative vote of the holders of not less than a majority of the outstanding shares of capital stock of UHG entitled to vote thereon.
Authorized but Unissued Shares
The authorized but unissued common shares and shares of preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common shares and preferred stock could make more difficult or discourage an attempt to obtain control of UHG by means of a proxy contest, tender offer, merger or otherwise.
Shareholder Action; Special Meetings of Shareholders
The Amended and Restated Certificate of Incorporation provides that, subject to the rights of the holders of any series of preferred stock, (i) for so long as the holders of Class B common shares hold at least a majority in voting power of the outstanding shares of common stock, any action required or permitted to be taken by the shareholders may be effected by consent in lieu of a meeting, and (ii) if the holders of Class B common shares no longer hold at least a majority in voting power of the outstanding common shares, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders and may not be effected by any consent by such shareholders. As a result, at any time at which the holders of Class B common shares do not hold a majority of the outstanding voting power, a holder controlling a majority of UHG capital stock would not be able to amend the Bylaws or remove directors without holding a meeting of shareholders called in accordance with the Bylaws. This restriction does not apply to actions taken by the holders of any series of preferred stock of UHG to the extent expressly provided in the applicable preferred stock designation.
Further, the Amended and Restated Certificate of Incorporation provides that, subject to any special rights of the holders of preferred stock of UHG, (i) for so long as the holders of Class B common shares hold at least a majority in voting power of the outstanding shares of common stock, special meetings of the shareholders may be called only by: (a) the UHG; or (b) the Secretary, following receipt of one or more written demands to call a special meeting of the shareholders from shareholders of record who own, in the aggregate, at least 51% in voting power of the outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the shareholders as may be set forth in the Bylaws, and (ii) from and after the time the holders of Class B common shares no longer hold at least a majority in voting power of the outstanding common shares, special meetings of the shareholders of UHG may only be called by the Board of Directors.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
The Bylaws provide that shareholders seeking to bring business before UHG’s annual meeting of shareholders, or to nominate candidates for election as directors at its annual meeting of shareholders, must provide timely notice. To be timely, a shareholder’s notice must be received by the Secretary at the principal executive offices of UHG not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by UHG. The Bylaws also specify certain requirements as to the form and content of a shareholders’ notice. These provisions may preclude UHG’s shareholders from bringing matters before its annual meeting of shareholders or from making nominations for directors.
Amendment of Charter or Bylaws
Upon consummation of the Business Combination, the Bylaws may be amended or repealed by the Board of Directors or by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the shares of the capital stock of UHG entitled to vote in the election of directors, voting as one class. If the holders of Class B common shares no longer hold at least a majority in voting power of the outstanding shares of common stock, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then outstanding shares of capital stock of UHG entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of the Amended and Restated Certificate of Incorporation related to the classified Board of Directors and limitation of liabilities. For so long as the holders of Class B common shares hold at least a majority in voting power of the outstanding shares of common stock, the requisite threshold shall be the affirmative vote of the holders of not less than a majority of the outstanding shares of capital stock of UHG entitled to vote thereon.
Board Vacancies
Any vacancy on the Board of Directors may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director, subject to any special rights of the holders of preferred stock of UHG. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified or until their earlier resignation, removal from office, death or incapacity. Except as otherwise provided by law, in the event of a vacancy in the Board of Directors, the remaining directors may exercise the powers of the full Board of Directors until the vacancy is filled.
Preferred Directors
Under the Amended and Restated Certificate of Incorporation, during any period when the holders of one or more series of preferred stock have the separate right to elect additional directors, the then otherwise total authorized number of directors will automatically be increased by such number of directors that the holders of any series of preferred stock have a right to elect. Whenever the holders of one or more series of preferred stock having a separate right to elect additional directors cease to have such right, the terms of office of all preferred stock directors elected by the holders of such series of preferred stock, and the total authorized number of directors, will be automatically reduced accordingly.
Conversant Director
Pursuant to that certain Conversant Subscription Agreement, dated March 30, 2023, by and among the Company and Conversant Opportunity Master Fund LP (“Conversant”), for so long as 50% of the original principal amount of convertible notes issued by the Company to Conversant and certain other investors are outstanding and have not been converted or cash settled, Conversant shall have the right to designate one member of the Board of Directors. To fulfill its obligations under the Conversant Subscription Agreement, the Company expanded the size of the Board to eleven (11) directors.
Exclusive Forum Selection
The Amended and Restated Certificate of Incorporation provides that (A) (i) any derivative action or proceeding brought on behalf of UHG, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or shareholder of UHG to UHG or UHG’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Amended and Restated Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Under the Amended and Restated Certificate of Incorporation, these provisions may be waived by UHG at its discretion.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Amended and Restated Certificate of Incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Although UHG believes these provisions benefit UHG by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against UHG’s directors and officers, although UHG shareholders will not be deemed to have waived its compliance with federal securities laws and the rules and regulations thereunder.
Section 203 of the Delaware General Corporation Law
UHG is, and for a period of 12 months following the effectiveness of the filing of the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State UHG will be, subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 shareholders from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions:
•before the shareholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;
•upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or
•at or after the time the shareholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested shareholder.
Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring UHG to negotiate in advance with the Board of Directors because the shareholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. Section 203 of the DGCL also may have the effect of preventing changes in the Board of Directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.